ARTICLE III Directors

Section 2. Directors - Number. The Board of Directors shall consist of not less than eight (8) nor more than eighteen (18) members, with the exact number to be set from time to time by the Board. Commencing with the annual meeting of shareholders in 2012, each director shall hold office until the next succeeding annual meeting or until such director's successor is duly elected and qualified, unless such director shall sooner die, resign or be removed or disqualified; provided however, that any director serving as of July 26, 2011, who had been prior to that date elected by the shareholders to a term expiring after the date of the 2012 annual meeting, shall continue to serve until the end of such term, unless such director shall sooner die, resign or be removed or disqualified. If it shall happen at any time that the election of directors shall not be held on the day designated by the By-Laws of the Corporation, such election may be held on any other day at a special meeting of the shareholders called and held for that purpose.

Pursuant to the Corporate Governance & Nominating Committee Charter, nominees for election shall be selected and approved by the Corporate Governance & Nominating Committee. The Committee will consider any director candidates recommended by shareholders in accordance with applicable laws and regulations, or as provided below. Shareholders may nominate director candidates by writing to the Committee and providing the candidate’s name, biographical data and qualifications. The Corporation’s policy regarding procedures to be followed by shareholders in submitting such recommendations shall be disclosed in the Corporation’s annual proxy statement.

Section 3. Election of Directors; Terms; Removals; Vacancies. Each director shall hold office for the term for which he/she is elected in accordance with these By-Laws, and until his/her successor is elected and qualified or until his/her earlier death, resignation or removal. The entire Board or any one or more directors may be removed with or without cause if (1) at a meeting specially called for the purpose of removing directors, the holders of at least two-thirds of the outstanding shares of stock then entitled to vote in elections of directors shall vote for such removal, and (2) as to any director, the number of shares voted against removal would not be sufficient to elect him if then cumulatively voted in an election of the entire Board of Directors. If the office of any director is vacant by reason of death, resignation, removal or increase in the number of authorized directors due to amendment of the By-Laws, the Corporate Governance & Nominating Committee may select and approve, and a majority of the other directors (though less than a quorum) may appoint, a director to fill the vacancy until a successor shall have been duly elected at a shareholders meeting, which election shall be not later than the next regularly scheduled annual meeting of the shareholders